                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 33-59844

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 12, 1993)

                                  $50,000,000

                           FIRST AMERICAN CORPORATION
                       6 5/8% SUBORDINATED NOTES DUE 2005
                            ------------------------

     Interest on the Subordinated Notes offered hereby (the "Subordinated Notes") is payable semi-annually on June 18 and December 18 of each year, commencing June 18, 1996. The Subordinated Notes are not redeemable prior to maturity and will mature on December 18, 2005.

     The Subordinated Notes are unsecured and subordinated to all present and future senior indebtedness of First American Corporation (the "Company"). Payment of principal of the Subordinated Notes may be accelerated only in the case of the bankruptcy of the Company. There is no right of acceleration in the case of a default in the payment of interest on the Subordinated Notes or in the performance of any covenant or agreement of the Company with respect to the Subordinated Notes. See "Description of Securities -- Events of Default; Limited Rights of Acceleration" in the accompanying Prospectus.

     The Subordinated Notes will be issued only in fully registered form and will be represented by one or more Global Notes (the "Global Notes") registered in the name of a nominee of The Depository Trust Company, as Global Depositary (the "Depositary"). Beneficial interests in the Global Notes will be shown on and transfers thereof will be effected only through, the records maintained by the Depositary (with respect to participants' interests) and its participants. The Subordinated Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Subordinated Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of Subordinated Notes -- Global Notes" and "-- Same-Day Settlement and Payment."
                            ------------------------

THE SUBORDINATED NOTES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS
   OF ANY BANK OR NONBANK SUBSIDIARY OF THE COMPANY AND ARE NOT INSURED BY
             THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK
                INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO
      WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                   OFFENSE.

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                              PRICE TO             UNDERWRITING            PROCEEDS TO
                                              PUBLIC(1)             DISCOUNT(2)           COMPANY(1)(3)
-----------------------------------------------------------------------------------------------------------
Per Note..............................         99.675%                 .65%                  99.025%
-----------------------------------------------------------------------------------------------------------
Total.................................       $49,837,500             $325,000              $49,512,500
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from December 18, 1995.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $100,000.
                            ------------------------

     The Subordinated Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the Subordinated Notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company in New York, New York on or about December 18, 1995, against payment therefor in immediately available funds.
                           ------------------------

MERRILL LYNCH & CO.

                              MORGAN STANLEY & CO.
                                      INCORPORATED

                                                             J.C. BRADFORD & CO.
                            ------------------------

          The date of this Prospectus Supplement is December 13, 1995.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SUBORDINATED NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             ---------------------

                                  THE COMPANY

     First American Corporation ("First American" or the "Company"), a Tennessee corporation, is a bank holding company headquartered in Nashville, Tennessee. As of September 30, 1995, the Company had total consolidated assets of approximately $9.0 billion and shareholders' equity of approximately $694.1 million. As of September 30, 1995, First American ranked, on the basis of aggregate deposits held by First American National Bank ("FANB"), First American's principal subsidiary, as the third largest bank holding company headquartered in Tennessee.

     In addition to FANB, the Company owns all of the capital stock of First American National Bank of Kentucky ("FANBKY"), a national banking association headquartered in Bowling Green, Kentucky, First American Federal Savings Bank ("FAFSB"), a federal savings bank headquartered in Roanoke, Virginia, and First American Enterprises, Inc. ("First American Enterprises"), which was formed to develop sources of fee income in non-traditional financial service businesses. The Company derives its income from interest, dividends and management fees received from its subsidiaries.

     The Company's corporate office is located at First American Center, Nashville, Tennessee 37237-0700 and its telephone number is (615) 748-2000.

                              RECENT DEVELOPMENTS

     Effective November 1, 1995, the Company acquired Heritage Federal Bancshares, Inc. ("Heritage"), in exchange for approximately 2.9 million shares of the Company's Common Stock, par value $5.00 per share (the "Common Stock"). Prior to the merger, Heritage was the holding company for Heritage Federal Bank for Savings, a federal savings bank with $526.5 million in assets at September 30, 1995, and 13 offices primarily in the East Tennessee areas of Tri-Cities, Anderson County and Roane County. The acquisition was accounted for as a pooling of interests.

     On December 1, 1995, the Company completed the acquisition of Charter Federal Savings Bank ("Charter") by exchanging approximately 1.7 million shares of Common Stock for all of the outstanding shares of Charter. At September 30, 1995, Charter had approximately $745.5 million in assets. The acquisition was accounted for as a purchase. In connection with the acquisition, Charter was renamed First American Federal Savings Bank.

     In July 1995, the Company signed a definitive merger agreement under which all of the outstanding shares of First City Bancorp, Inc. ("First City") will be exchanged for approximately $47 million in shares of the Company's Common Stock. Of the total shares of Common Stock to be exchanged in the transaction, up to 100% may be repurchased in the open market. First City is a bank holding company which operates First City Bank and Citizens Bank, both Tennessee state chartered banks, and Tennessee Credit Corporation, a consumer finance company. As of September 30, 1995, First City had $347.6 million in assets, 11 banking offices, and nine consumer finance locations in the middle Tennessee area. The merger is expected to be completed during the first quarter of 1996, subject to approval by regulatory authorities and by First City's shareholders. The transaction is anticipated to be accounted for as a purchase.

         The Company purchased 1.4 million shares of its Common Stock in the open market during the first nine months of 1995 at a total cost of $53.0 million. Under Tennessee law, such repurchased shares have been recognized as authorized but unissued. Accordingly, the excess of the purchase price over par value has been reflected as a reduction from capital surplus. The repurchased shares have been used to fund the Company's various employee benefit plans and for acquisitions, and additional shares to be repurchased are expected to be used for such purposes.

                                USE OF PROCEEDS

     The net proceeds of the Subordinated Notes will be approximately $49.4 million, after deduction of the underwriting discount and estimated offering expenses. The net proceeds of the offering will be used for general corporate purposes, including acquisitions and the possible repurchase, in open market transactions, of shares of the Company's Common Stock.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at September 30, 1995, and as adjusted as of such date to give effect to the sale of the Subordinated Notes offered hereby.

                                                                         ACTUAL(1)   AS ADJUSTED
                                                                         ---------   -----------
                                                                         (DOLLARS IN THOUSANDS)
Long-term debt:
  6 5/8% Subordinated Notes due 2005...................................  $      --   $    50,000
  6 7/8% Subordinated Notes due 2003...................................     49,759        49,759
  Other................................................................    228,430       228,430
                                                                         ---------   -----------
          Total long-term debt.........................................    278,189       328,189
                                                                         ---------   -----------
Total shareholders' equity.............................................    694,128       694,128(2)
                                                                         ---------   -----------
Total long-term debt and shareholders' equity..........................  $ 972,317   $ 1,022,317(2)
                                                                          ========     =========
Capital ratios:
  Tier 1 leverage capital..............................................       7.81%         7.77%
  Tier 1 risk-based capital............................................      10.03         10.03
  Total risk-based capital.............................................      12.02         12.76

---------------

(1) After giving effect to the acquisition of Heritage.
(2) Does not reflect any adjustment for the possible repurchase of shares of the Company's Common Stock with any portion of the proceeds of the offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain consolidated financial data of the Company for the five years ended December 31, 1994, and the nine months ended September 30, 1995 and September 30, 1994. The financial information contained herein has been restated to reflect the acquisition by the Company of Heritage effective November 1, 1995, which acquisition was accounted for as a pooling of interests. The information is qualified in its entirety by the detailed information and consolidated financial statements included in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,                           YEAR ENDED DECEMBER 31,
                                         -----------------------   --------------------------------------------------------------
                                            1995         1994         1994         1993         1992         1991         1990
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                          (DOLLARS IN THOUSANDS)
SUMMARY OF OPERATIONS:
  Interest income....................... $  455,666   $  370,835   $  507,036   $  474,332   $  488,837   $  550,162   $  670,479
  Interest expense......................    223,176      148,872      208,794      187,132      220,640      320,182      430,858
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net interest income(1)................    232,490      221,963      298,242      287,200      268,197      229,980      239,621
  Provision for loan losses.............         83           79       (9,919)     (41,405)      39,249       53,066      194,301
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net interest income after provision
    for loan losses.....................    232,407      221,884      308,161      328,605      228,948      176,914       45,320
  Non-interest income...................     78,134       73,319       87,598       88,928       77,325       82,914      111,219
  Non-interest expense..................    185,773      180,500      241,153      248,776      240,099      232,774      232,136
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income (loss) before income tax
    expense (benefit) and cumulative
    effect of changes in accounting
    principles..........................    124,768      114,703      154,606      168,757       66,174       27,054      (75,597)
  Net income (loss)..................... $   78,788   $   71,691   $   97,202   $  107,325   $   46,153   $   18,049   $  (62,204)
                                          =========    =========    =========    =========    =========    =========    =========
SELECTED AVERAGE BALANCES:
  Assets................................ $8,377,650   $7,723,950   $7,785,831   $7,322,284   $6,986,807   $6,698,812   $7,412,833
  Earning assets........................  7,728,907    7,058,757    7,119,433    6,672,027    6,387,123    6,128,024    6,813,290
  Securities............................  2,191,493    2,159,620    2,158,159    2,251,764    1,902,785    1,476,967    1,614,425
  Loans(2)..............................  5,442,061    4,767,531    4,851,386    4,214,138    4,044,470    4,326,087    4,843,872
  Deposits..............................  6,400,155    6,174,420    6,179,334    5,967,034    5,893,301    5,715,065    6,150,916
  Shareholders' equity..................    693,164      635,313      644,247      550,840      442,103      392,530      424,389
SELECTED PERIOD-END BALANCES:
  Assets................................ $8,970,370   $7,879,971   $8,278,727   $7,707,781   $7,256,798   $6,883,673   $6,984,380
  Earning assets........................  8,308,322    7,273,222    7,545,903    7,041,597    6,418,745    6,195,760    6,311,174
  Securities............................  2,296,679    2,160,268    2,333,331    2,203,708    2,098,511    1,744,155    1,584,876
  Loans(2)..............................  5,873,475    5,009,066    5,171,966    4,669,571    4,059,554    4,173,161    4,603,707
  Deposits..............................  6,724,201    6,217,813    6,307,779    6,150,551    6,018,768    5,816,460    6,039,216
  Shareholders' equity..................    694,128      646,708      667,673      623,562      503,899      401,647      383,146
FINANCIAL RATIOS:
  Return on average assets..............       1.26%        1.24%        1.25%        1.47%        0.66%        0.27%       (0.84)%
  Return on average common shareholders'
    equity..............................      15.20        15.09        15.09        19.48        10.44         4.60       (14.66)
  Common shareholders' equity to
    assets..............................       7.74         8.21         8.06         8.09         6.94         5.83         5.49
  Tier 1 leverage capital(3)............       7.81         8.06         8.31         7.61         6.83         5.70         5.22
  Tier 1 risk-based capital(3)..........      10.03        10.70        10.96        11.20        10.30         8.08         7.10
  Total risk-based capital(3)...........      12.02        12.81        13.04        13.41        11.88         9.66         8.63
  Net interest margin...................       4.07         4.25         4.24         4.37         4.26         3.86         3.68
  Operating efficiency ratio(4).........      59.50        60.60        60.44        62.81        68.66        72.85        70.85
LOAN QUALITY AT PERIOD-END:
  Net charge-offs to average loans......       0.02%       (0.07)%      (0.04)%       0.16%        0.96%        1.40%        2.46%
  Nonperforming assets as a % of loans
    and foreclosed properties...........       0.43         0.56         0.42         0.91         2.24         3.45         4.58
  Nonperforming loans as a % of loans...       0.28         0.28         0.23         0.49         1.52         2.19         3.52
  Allowance for possible loan losses as
    a % of:
    Loans(2)............................       2.19         2.79         2.50         2.92         4.52         4.38         4.14
    Nonperforming loans.................     782.71       980.31     1,108.75       549.98       298.09       200.02       117.55

---------------

(1) Net interest income (in thousands) on a fully taxable basis (based on the statutory federal income tax rate, adjusted for applicable state income taxes net of the related federal tax benefit) for the respective periods set forth above was $235,062, $224,542, $301,689, $291,242, $272,357,
     $236,609 and $250,711, respectively.

(2) Net of unearned discount and net deferred loan fees.
(3) Pursuant to the 1992 guidelines.
(4) Operating efficiency ratio is calculated as the ratio of non-interest expense to the sum of (i) net interest income, on a fully taxable equivalent basis and (ii) non-interest income (including securities gains and losses). For the nine months ended September 30, 1995, the calculation excludes the effects of a Federal Deposit Insurance Corporation ("FDIC") insurance premium refund, certain accruals and the repurchase of the Company's Common Stock in the open market in connection with the acquisition of Charter. For the year ended December 31, 1994, the calculation excludes $9.7 million of losses in the fourth quarter on sales of securities available for sale. For the year ended December 31, 1993, the calculation excludes a contribution of $10.0 million to First American Foundation. For the year ended December 31, 1990, the calculation excludes the $34.3 million gain on the sale of credit card receivables.

                                FINANCIAL REVIEW

     The following information gives retroactive effect to the acquisition of Heritage and should be read in conjunction with the Company's 1994 consolidated financial information and detailed financial information, including the related management's discussion and analysis, contained in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference."

     The Company's earnings were $78.8 million for the nine months ended September 30, 1995, an increase of 9.9% from the $71.7 million for the comparable period in 1994. The increase in earnings for the nine months ended September 30, 1995 reflected a 4.7% increase in net interest income and a 6.6% increase in non-interest income, while non-interest expenses increased 2.9%. Earnings for the first nine months of 1995 represented returns on average assets and average common shareholders' equity of 1.26% and 15.20%, respectively, compared to returns of 1.24% and 15.09%, respectively, for the same period in 1994.

     Net interest income is First American's largest source of revenue and was $232.5 million for the first nine months of 1995, an increase of $10.5 million, or 4.7%, from $222.0 million in the comparable 1994 period. Net interest income is the difference between total interest income earned on loans, securities and other earning assets and total interest expense incurred on deposits and other interest-bearing liabilities. Net interest income is affected by the volume and mix of earning assets and interest-bearing liabilities and the corresponding interest yields and costs.

     Total interest income amounted to $455.7 million in the 1995 nine month period, compared to $370.8 million for the first nine months of 1994, an increase of 22.9%. For the nine months ended September 30, 1995, total interest expense amounted to $223.2 million, an increase of 49.9% from $148.9 million in the comparable 1994 period. Net interest income in the nine months ended September 30, 1995 increased primarily as a result of the increase in the volume of earning assets, partially offset by a lower net interest spread. Average earning assets increased $670.2 million during the nine months ended September 30, 1995, or 9.5%, to $7.73 billion over the same period in 1994, while average interest-bearing liabilities increased $654.2 million, or 11.3%, to $6.47 billion. The net interest margin decreased 18 basis points to 4.07% in the 1995 nine month period from 4.25% during the first nine months of 1994.

     Total non-interest income was $78.1 million for the nine months ended September 30, 1995, an increase of 6.6% versus the first nine months of 1994. Service charges on deposit accounts, the primary component of non-interest income, were $34.9 million for the nine months ended September 30, 1995, an increase of 10.6% over the comparable 1994 period. Service charge income for the 1995 nine month period increased principally as a result of an increase in the average number of retail deposit accounts. Increases in investment services income as well as merchant discount fees also contributed to the increase in non-interest income.

     Total non-interest expense amounted to $185.8 million for the nine months ended September 30, 1995, an increase of $5.3 million, or 2.9%, from $180.5 million in the comparable 1994 period. The increase during the 1995 nine month period is primarily attributable to higher salaries and employee benefits which increased $6.1 million, or 6.0%, marketing expenses, which increased $0.5 million, or 8.8%, and communication expense, which increased $1.0 million, or 15.0%, relative to the nine months ended September 30, 1994. These increases in non-interest expense were partially offset by a $3.3 million decrease in FDIC insurance expense related to the rebate of FDIC insurance premiums. Salaries and employee benefits increased due to merit increases, incentive compensation, and additional employees resulting from the March 1994 transfer of certain computer programming functions to the Company previously handled by an outside vendor. Marketing and communications expenses increased during the first nine months of 1995 primarily due to several direct mail campaigns promoting the Company's new check card, a new customer bank service called "Loan by Phone" and several existing money market and checking account products. First American's operating efficiency ratio was 59.5% in the first nine months of 1995, versus 60.6% in the first nine months of 1994.

     During the first nine months of 1995, the Company's income tax expense increased $3.0 million versus the 1994 nine month period to $46.0 million, which increase was primarily attributable to higher income before income taxes.

                           SUPERVISION AND REGULATION

     The following discussion supersedes and replaces the discussion under "Supervision and Regulation" in the accompanying Prospectus.

GENERAL

     First American is a bank holding company subject to the supervision of the Federal Reserve Board under the Bank Holding Company Act ("BHCA"). First American is the parent company of FANB and FANBKY both of which are national banks and, as such, are subject to the supervision of, and are regularly examined by, the Office of the Comptroller of the Currency (the "OCC"). FAFSB (formerly, Charter) is a separate savings association subsidiary of First American and, as a result, First American is also a savings and loan holding company registered under the Home Owners Loan Act ("HOLA"), subject, together with FAFSB, to the supervision and regulation of the Office of Thrift Supervision ("OTS"). Each of the Company's banking subsidiaries is also insured by, and subject to the regulations of, the FDIC, and is also affected significantly by the actions of the Federal Reserve Board by virtue of its role in regulating money supply and credit availability, as well as by the U.S. economy in general. Areas subject to regulation by federal authorities include loan loss reserves, investments, loans, mergers, issuance of securities, payment of dividends, establishment and closing of branches, product offerings and other aspects of operations.

     The Company's non-banking subsidiaries are subject to the supervision of the Federal Reserve Board, and other non-banking subsidiaries may be subject to the supervision of other regulatory agencies including the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and state securities regulators.

     There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance fund, the primary components of which are the Savings Association Insurance Fund ("SAIF") and the Bank Insurance Fund ("BIF"), in the event the depository institution becomes in danger of default or is in default. For example, under Federal Reserve Board policy, First American is expected to serve as a source of financial and managerial strength to each of its subsidiary banks and to commit resources to support each of them. This support may be required at times when First American would not otherwise be inclined to provide it.

     Under the "cross guarantee" provisions of the Federal Deposit Insurance Act ("FDIA"), any FDIC-insured subsidiary of First American can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured subsidiary or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured subsidiary "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the SAIF or the BIF, or both. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

     The FDIA also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other unsecured senior creditor, subordinated creditor, general creditor or shareholder. This provision would give depositors a preference over general and subordinated creditors and shareholders in the event a receiver is appointed to distribute the assets of any of the bank subsidiaries of the Company.

CAPITAL

     The Federal Reserve Board and the OCC have adopted substantially similar risk-based capital and leverage guidelines applicable to U.S. banking organizations. The minimum guideline for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet activities, such as standby letters of credit) is 8.00%. At least half of the Total Capital must be composed of common stockholders' equity, and to the extent applicable, minority interests in the equity accounts of consolidated subsidiaries, non-cumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less disallowed intangibles ("Tier 1 Capital"). The remainder, which is "Tier 2 Capital," may consist of subordinated debt (or certain other qualifying debt issued prior to March 12, 1988), other preferred stock and a limited amount of loan loss reserves. In addition, each of the federal bank regulatory agencies has established minimum leverage capital ratio guidelines. These guidelines provide for a minimum Tier 1 leverage capital ratio (Tier 1 Capital to total assets, less disallowed intangibles) of 3% for banks and bank holding companies that meet certain specified criteria, including that such financial institutions have the highest regulatory examination rating and are not contemplating significant growth or expansion. All other institutions are expected to maintain a leverage ratio of at least 100 to 200 basis points above the minimum. At September 30, 1995, First American's Tier 1 risk-based capital and total risk-based capital ratios were 10.03% and 12.02%, respectively, and its Tier 1 leverage capital ratio at September 30, 1995 was 7.81%, each of which exceeded the minimum ratios established by the Federal Reserve Board.

     At September 30, 1995, FANB's Tier 1 risk-based, total risk-based and Tier 1 leverage capital ratios were 9.46%, 10.72% and 7.65%, respectively (prior to restatement to give effect to the acquisition of Heritage), and FANBKY's were 17.21%, 18.10% and 9.96%, respectively, all of which exceeded the minimum ratios established by the OCC.

     FAFSB is, and Heritage formerly was, subject to capital requirements adopted by the OTS, which are similar but not identical to those issued by the Federal Reserve Board and the OCC. Under the OTS' capital guidelines, a savings association is required to maintain tangible capital of at least 1.5% of tangible assets, core (leverage) capital of at least 3% of the association's adjusted total assets and risk-based capital of at least 8% of risk-weighted assets. At September 30, 1995, Heritage's tangible capital ratio was 9.82%, its core (leverage) capital ratio was 9.89%, its Tier 1 risk-based capital ratio was 24.33% and its total risk-based capital ratio was 25.38%. At September 30, 1995, Charter's tangible capital ratio was 6.30%, its core (leverage) capital ratio was 6.30%, its Tier 1 risk-based capital ratio was 13.00% and its total risk-based capital ratio was 14.23%.

     As a result of a federal law enacted in 1991 that required each federal banking agency to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, each of the federal banking agencies has revised the risk-based capital guidelines described above to take account of concentration of credit risk and risk of nontraditional activities. In addition, the Federal Reserve Board, the FDIC and the OCC recently adopted a new rule that amended, effective September 1, 1995, the capital standards to include explicitly a bank's exposure to declines in the economic value of its capital due to changes in interest rates as a factor to be considered in evaluating a bank's capital adequacy. This rule does not codify a measurement framework for assessing the level of a bank's interest rate exposure. Such agencies have issued for comment a joint policy statement that describes the process to be used to measure and assess the exposure of a bank's net economic value to changes in interest rates. These agencies have indicated that in the second step of this regulation process they intend to issue a proposed rule that would establish an explicit minimum capital charge for interest rate risk based on the level of a bank's measured interest rate exposure. The agencies intend to implement the second step after the agencies and the banking industry have had more experience with the proposed supervisory and measurement process. First American does not believe that these recent proposals and revisions to the capital guidelines will materially impact its operations.

     The OTS regulatory capital requirements already incorporate an interest rate risk component. Under the OTS regulation, a savings institution's interest rate risk is measured by the decline in the net portfolio value of its assets that would result from a hypothetical 200 basis point increase or decrease in interest rates, divided by the estimated economic value of the institution's assets. A savings institution whose interest rate risk exposure exceeds 2% would be required to deduct an amount equal to one-half of the difference between the institution's interest rate risk and 2%, multiplied by the estimated economic value of the institution's assets. The OTS, however, has postponed requiring any such deductions from capital until an appeals process is developed for the measurement of an institution's interest rate risk. The Company does not believe that these recent revisions to the OTS capital guidelines will materially impact the operations of FAFSB.

ACQUISITION AND EXPANSION

     The BHCA requires any bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if, after acquiring such shares, it would own or control, directly or indirectly, more than 5% of the voting shares of such bank.

     Recently, Congress enacted an interstate banking law establishing both nationwide and statewide concentration limits. Effective September 29, 1995, federal nationwide concentration limits prohibit a bank holding company which controls more than 10% of the total amount of deposits of insured depository institutions in the U.S. from further acquisitions; federal statewide concentration limits prohibit an acquisition if, upon consummation of the transaction, a bank holding company would control 30% or more of the total amount of deposits of insured depository institutions in the state which is the home state of the bank or bank holding company being acquired. The Company estimates that, as of September 30, 1995, it held approximately 10% of all such deposits in Tennessee and 1% of all such deposits in Kentucky. Although individual state deposit caps are not superseded by the legislation, the Tennessee General Assembly, in its 1995 session, adopted conforming legislation which adopts the deposit caps enacted by Congress. The legislation also repealed the Tennessee laws previously applicable to acquisitions by bank holding companies, and reenacted in modified form one of these laws, the Tennessee Bank Structure Act (the "TBSA"). Under the TBSA, as reenacted, no bank holding company, whether a Tennessee or out-of-state company, may acquire any bank in Tennessee that has been in operation less than five years or organize a new bank in Tennessee, except in the case of certain interim bank mergers and acquisitions of banks in financial difficulty. Under the Tennessee laws pertaining to bank mergers, which (with the exception of a merger between a Tennessee bank and an out-of-state bank) were not directly affected by the new legislation, banks in separate counties in Tennessee which have been in operation at least five years may merge. Banks with principal offices in the same county may merge, even if one or both have been in operation less than five years. The effect of these provisions is that First American in the future may acquire banks in Tennessee which have been in operation for over five years but may not form or acquire a new bank in any Tennessee county other than Davidson County, in which the main office of FANB is located.

     The BHCA currently prohibits the Federal Reserve Board from approving an application from a bank holding company to acquire shares of a bank located outside the state in which the operations of the holding company's banking subsidiaries are principally conducted, unless such an acquisition is specifically authorized by statute of the state in which the bank whose shares are to be acquired is located. However, under the recently enacted federal interstate banking law described above, the restriction on interstate acquisitions was abolished effective September 1995, and thereafter, bank holding companies from any state were able to acquire banks and bank holding companies located in any other state, subject to certain conditions, including the nationwide and state imposed concentration limits described above. Banks also will be able to branch across state lines by acquisition, merger or de novo, effective June 1, 1997 (unless state law would permit such interstate branching at an earlier date), provided certain conditions are met, including that applicable state law must expressly permit such de novo interstate branching. Both Virginia and Tennessee have enacted interstate branching laws in response to the federal law. The Virginia law is effective July 1, 1995 and the Tennessee law is effective June 1, 1997.

BANK REGULATION

     Payment of Dividends. First American is a legal entity separate and distinct from its subsidiary banks and its nonbank subsidiaries. First American's revenues (on a parent company only basis) result, in part, from dividends paid to First American by its subsidiaries. The right of First American, and consequently the right of creditors and shareholders of First American, to participate in any distribution of the assets or earnings of any subsidiary through the payment of such dividends or otherwise is necessarily subject to the prior claims of creditors of the subsidiary (including depositors, in the case of banking subsidiaries), except to the extent that claims of First American in its capacity as a creditor may be recognized.

     There are statutory and regulatory restrictions applicable to the payment of dividends by subsidiary banks to First American. National banks are required to obtain the prior approval of the OCC for the payment of dividends if the total of all dividends declared in any year exceeds the total of (i) such bank's net profits (as defined by the OCC) for that year plus (ii) the retained net profits (as defined by the OCC) for the preceding two years, less any required transfers to surplus. In addition, national banks may only pay dividends to the extent that retained net profits (including the portion transferred to surplus) exceed statutory bad debts. In accordance with these regulations, at September 30, 1995, FANB had approximately $198.6 million and FANBKY had approximately $2.0 million available for distribution as dividends to First American without the prior approval of the OCC.

     OTS regulations also impose limitations on the payment of dividends and other capital distributions (including stock repurchases and cash mergers) by savings institutions, such as FAFSB. Under these regulations, a savings association, such as FAFSB, that exceeds its fully phased-in capital requirements both immediately prior to and on a pro forma basis after giving effect to, a proposed capital distribution (a "Tier 1 Association") is generally permitted without prior approval of (but with prior notice to) the OTS to make a capital distribution during a calendar year equal to the greater of (i) 100% of its net earnings to date during the calendar year, plus the amount that would reduce by one-half its "surplus capital ratio" (i.e., the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year; or (ii) 75% of its net income for the previous four quarters. Restrictions on the ability to make capital distributions would be imposed if the institution's capital fell below its regulatory requirement or the OTS notified the institution that it was in need of more than normal supervision, or that the distribution would constitute an unsafe or unsound practice. Pursuant to this regulation, as of September 30, 1995, Heritage and Charter were Tier 1 Associations and had approximately $21.2 million and $14.3 million, respectively, available to distribution as dividends to shareholders.

     In addition to the foregoing, under the FDIA, insured depository institutions, such as FANB and FANBKY, are prohibited from making capital distributions, including the payment of dividends, if, after making such a distribution, the institutions would become "undercapitalized" (as such term is used in the statute).

     FDIC Insurance. The Company's subsidiary banks are subject to FDIC deposit insurance assessments. The FDIC has promulgated risk-based deposit insurance assessment regulations which became effective in 1993. Under these regulations, insured institutions are assigned assessment risk classifications based upon capital levels and supervisory evaluations. The annual assessment rates for insured institutions for semi-annual periods in 1995 currently range from 0.23% to 0.31%, depending on the institution's assessment risk classification. Under these regulations, both FANB's and FANBKY's assigned assessment rate for the first semi-annual period of 1995 was 0.23%. With the exception of deposits attributable to the acquisition of First Fidelity Bank, FSB (the predecessor to FANBKY), a SAIF insured institution acquired by FANB in 1994 for approximately $6.5 million, and deposits attributable to the acquisition of Heritage and Charter, FANB pays its premiums at the BIF rate. FANBKY, as a former savings and loan association, and FAFSB, as a federal savings bank, pay their premiums at the SAIF rate. Thus, First American's deposit insurance premium expenses may be affected by changes in both the BIF and the SAIF assessment rate. On August 8, 1995, the FDIC voted to reduce the assessment rates paid by most banks and to keep existing assessment rates intact for savings associations. Under the revised rate structure, the best-rated banks will pay assessments at 0.04% of insured deposits, while the weakest ones will continue to pay at the 0.31% rate. The revised rate structure became effective on a retroactive basis as of June 1, 1995. As a result of the revised rate structure, the Company received a refund of $3.4 million in the third quarter of 1995. On November 14, 1995, the FDIC further reduced the rate structure for the BIF starting in January 1996. Under the new rate structure, the best-rated banks will pay only the statutory annual minimum assessment of $2,000 per year, while the weakest ones will pay at a rate of 0.27%. Current federal law provides that the SAIF assessment rate may not be less than 0.18% from January 1, 1994 through December 31, 1997. After December 31, 1997, the SAIF assessment rate must be a rate determined by the FDIC to be appropriate to increase the SAIF's reserve ratio to 1.25% of insured deposits or such higher percentage as the FDIC determines to be appropriate, but the assessment rate may not be less than 0.15%. Several alternatives are being considered by the FDIC and by Congress to mitigate the effect of the expected premium disparity between the SAIF and the BIF, including assessing a one-time fee on SAIF members to recapitalize the SAIF to the same level as the BIF. The administration has discussed in general proposals that would involve a reduction in SAIF premiums, but would also require a one-time special payment by SAIF-insured institutions. First American at this time cannot predict the effect any differential in deposit insurance assessment rates or a one-time fee on SAIF members may have on its operations.

     Community Reinvestment Act. The Company's subsidiary banks also are subject to the requirements of the Community Reinvestment Act of 1976 ("CRA"). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution's efforts in meeting community credit needs currently are evaluated as part of the examination process, as well as when an institution applies to undertake a merger or acquisition or to open a branch facility. Under recently enacted revisions to the CRA regulations, the current CRA assessment system will be replaced with a new evaluation system that will rate institutions based on their actual performance (rather than efforts) in meeting community credit needs. Under these new regulations, each institution will be evaluated based on the degree to which it is providing loans (the lending test), branches and other services (the service test) and investments (the investment test) to low- and moderate-income areas in the communities it serves, based on the communities' demographics, characteristics and needs, the institution's capacity, product offerings and business strategy. Each depository institution will have to report to its federal supervisory agency and make available to the public data on the geographic distribution of its loan applications, denial, originations and purchases. Institutions will continue to receive one of four composite ratings: Outstanding, Satisfactory, Needs to Improve or Substantial Noncompliance. The new rules are scheduled to go into effect in stages from July 1995 to January 1997. First American does not believe that the new CRA regulations will substantially change its programs and policies designed to meet the needs of its communities.

     Certain Transactions with Affiliates. Provisions of the Federal Reserve Act impose restrictions on the type, quantity and quality of transactions between affiliates of an insured bank (including First American and its nonbank subsidiaries) and the insured bank itself. Under these restrictions, an insured bank (or savings institution) and its subsidiaries are, among other things, limited in engaging in "covered transactions" with any one affiliate to no more than 10% of the capital stock and surplus of the insured bank (or savings institution); and with all affiliates in the aggregate, to no more than 20% of the capital stock and surplus of the bank (or savings institution). "Covered transactions" are defined by statute to include a loan or extension of credit, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve Board), the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, acceptance, or letter of credit on behalf of an affiliate. In addition, any transaction with an affiliate, including loans, contractual arrangements and purchases, must be on terms and conditions that are substantially the same or at least as favorable to the bank (or savings institution) as those prevailing at the time for comparable transactions with non-affiliated companies. The purpose of these restrictions is to prevent the misuse of the resources of the bank by its uninsured affiliates. An exception to the quantitative restrictions is provided for transactions between two insured banks or savings institutions that are within the same holding company structure where the holding company owns 80% or more of each institution.

     Any loans made by the Company's bank subsidiaries to their respective executive officers, directors or 10% shareholders, as well as entities such persons control, are required to be made on terms substantially the same as those offered to unaffiliated individuals and to involve not more than the normal risk of repayment, and are subject to individual and aggregate limits depending on the person involved. Further, provisions of the BHCA prohibit a bank holding company and its subsidiaries from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

     Other Safety and Soundness Regulations. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are categorized as "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," as such terms are defined under uniform regulations defining such capital levels issued by each of the federal banking agencies.

     In addition, FDIC regulations require that management report on its institution's responsibility for preparing financial statements, and establishing and maintaining an internal control structure and procedures for financial reporting and compliance with designated laws and regulations concerning safety and soundness; and that independent auditors attest to and report separately on assertions in management's reports concerning the effectiveness of the internal control structure over financial reporting and compliance with such laws and regulations, using FDIC-approved audit procedures.

     The FDIA also requires each of the federal banking agencies to develop regulations addressing certain safety and soundness standards for insured depository institutions and depository institutions holding companies, including operational and managerial standards, asset quality, earnings and stock valuation standards, as well as compensation standards (but not dollar levels of compensation). Each of the federal banking agencies has issued regulations and interagency guidelines implementing these standards. The regulations and guidelines set forth general operational and managerial standards in the areas of internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. Recently proposed rules would add asset quality and earnings standards to the guidelines. The current rules contemplate that each federal agency would determine compliance with these standards through the examination process, and if necessary to correct weaknesses, require an institution to file a written safety and soundness compliance plan.

     Qualified Thrift Lender Test. Under the HOLA, savings institutions, such as FAFSB, are required to maintain a minimum of 65% of their total portfolio assets (as defined in the statute) in certain investments ("Qualified Thrift Investments") on a monthly average basis in nine out of every twelve months in order to remain a "Qualified Thrift Lender." Qualified Thrift Investments generally consist of (i) loans that were made to purchase, refinance, construct, improve or repair domestic residential or manufactured housing, (ii) home equity loans, (iii) securities backed by or representing an interest in mortgages on domestic residential or manufactured housing, (iv) obligations issued by the federal deposit insurance agencies and (v) shares of stock issued by any Federal Home Loan Bank. Subject to a limitation of 200% of assets, Qualified Thrift Investments also include consumer loans, investments in certain subsidiaries, loans for the purchase or construction of schools, churches, nursing homes and hospitals, 200% of investments in loans for low- to moderate-income housing and certain other community oriented investments, and shares of stock issued by the Federal Home Loan Mortgage Corporation or the Federal National Mortgage Association.

     A savings institution that does not become or remain a Qualified Thrift Lender must either convert to a bank charter or comply with certain restrictions on its activities, branching powers and ability to obtain advances from the Federal Home Loan Bank. As of September 30, 1995, Heritage maintained 85.93%, and

Charter maintained 89.30%, of its portfolio assets in Qualified Thrift Investments, which in each case was in excess of the 65% minimum under the Qualified Thrift Lender test.

     Interest Rate Limitations. The maximum permissible rates of interest on most commercial and consumer loans made by FANB are governed by Tennessee's general usury law and the Tennessee Industrial Loan and Thrift Companies Act ("Industrial Loan Act"). Certain other usury laws affect limited classes of loans, but the laws referenced above are by far the most significant. Tennessee's general usury law authorizes a floating rate of 4% per annum over the average prime or base commercial loan rate, as published by the Federal Reserve Board from time to time, subject to an absolute limit of 24% per annum. The Industrial Loan Act, which also is generally applicable to most of the loans made by FANB in Tennessee, authorizes an interest rate of 24% per annum and also allows certain loan charges, generally on a more liberal basis than does the general usury law.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following are the Company's consolidated ratios of earnings to fixed charges for each of the years in the five year period ended December 31, 1994 and for the nine months ended September 30, 1995 and 1994, giving effect to the acquisition of Heritage, which was accounted for as a pooling of interests:

                                                              NINE MONTHS
                                                                 ENDED
                                                               SEPTEMBER
                                                                  30,           YEAR ENDED DECEMBER 31,
                                                              -----------   --------------------------------
                                                              1995   1994   1994   1993   1992   1991   1990
                                                              ----   ----   ----   ----   ----   ----   ----
    Ratio of Earnings to Fixed Charges:
      Excluding interest on deposits........................  3.43   5.77   5.18   8.51   4.36   1.92     *
      Including interest on deposits........................  1.56   1.77   1.74   1.90   1.30   1.08     *

* Earnings were inadequate to cover fixed charges by $75.6 million in 1990.

     For purposes of computing the consolidated ratios, earnings represent consolidated net income of the Company plus applicable income taxes and fixed charges. Fixed charges represent interest expense (exclusive of interest on deposits in one case and inclusive of such interest in the other), amortization of debt discount and appropriate issuance costs and one-third (the amount deemed to represent an appropriate interest factor) of net rent expense under all lease commitments.

                       DESCRIPTION OF SUBORDINATED NOTES

     The following description of the Subordinated Notes (referred to in the accompanying Prospectus as the "Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Securities set forth in the accompanying Prospectus under the heading "Description of Securities," to which description reference is hereby made. Capitalized terms used and not defined herein have the meaning set forth in the accompanying Prospectus.

GENERAL

     The Subordinated Notes offered hereby constitute a series of Securities described in the accompanying Prospectus to be issued under the Original Indenture, as amended by the Second Supplemental Indenture to be dated as of December 18, 1995 (the Original Indenture as so amended, the "Indenture") between the Company and the Trustee.

     The Subordinated Notes will be limited to $50,000,000 aggregate principal amount, will be direct, unsecured, subordinated obligations of the Company and will mature on December 18, 2005. Interest on the Subordinated Notes will be payable at the rate per annum shown on the cover page of this Prospectus Supplement from December 18, 1995, or from the most recent interest payment date to which interest has been paid or provided for, semiannually on June 18 and December 18 of each year, commencing June 18, 1996, to the persons in whose names the Subordinated Notes are registered at the close of business on the June 3 and December 3, as the case may be, next preceding such interest payment date. The Subordinated

Notes are not redeemable at the option of the Company prior to maturity and do not provide for any sinking fund.

GLOBAL NOTES

     The Subordinated Notes will be issued in the form of one or more fully registered permanent Global Notes registered in the name of a nominee of the Depositary. Unless and until it is exchanged in whole or in part for individual certificates evidencing Subordinated Notes in definitive form represented thereby, a Global Note may not be transferred except as a whole (i) by the Depositary to a nominee of the Depositary, (ii) by a nominee of the Depositary to the Depositary or another nominee of the Depositary or (iii) by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor.

     Upon the issuance of the Global Notes, the Depositary or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Subordinated Notes represented by such Global Notes to the accounts of institutions that have accounts with the Depositary ("participants") as designated by the Underwriters. Ownership of beneficial interests in the Global Notes will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interest in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary (with respect to interests of participants) and the records of participants (with respect to persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Notes.

     So long as the Depositary, or its nominee, is the registered owner of the Global Notes, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the Subordinated Notes represented by such Global Notes for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Notes will not be entitled to have Subordinated Notes registered in their names, will not receive or be entitled to receive physical delivery of Subordinated Notes in definitive form and will not be considered the registered owners or holders thereof under the Indenture.

     Subject to certain restrictions in the Indenture, payment of principal of, premium, if any, and interest, if any, on the Subordinated Notes held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Notes representing such Subordinated Notes. None of the Company, the Underwriters or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Depositary has advised the Company that, upon receipt of any payment of principal, premium, if any, or any interest in respect of the Global Notes, it will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Notes as shown on the records of the Depositary or its nominee and that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days or an Event of Default has occurred and is continuing, the Company will issue Subordinated Notes in definitive form in exchange for the Global Notes representing the Subordinated Notes. In addition, the Company may at any time and in its sole discretion, determine not to have the Subordinated Notes represented by Global Notes and, in such event, will issue Subordinated Notes in definitive form in exchange for the Global Notes. Further, if the Company so specifies with respect to the Subordinated Notes, an owner of a beneficial interest in a Global Note may, on terms acceptable to the Company and the Depositary, receive Subordinated Notes in definitive form in exchange for such beneficial interests. In any such instance, an owner of a beneficial interest in a Global Note will be entitled to physical delivery in definitive form of Subordinated Notes equal in principal amount to such beneficial interest and to have such Subordinated Notes registered in its name.

     The Depositary has advised the Company as follows: it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants deposit with it. The Depositary also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's systems is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

SUBORDINATION

     As described in the accompanying Prospectus, the Subordinated Notes are subordinate and subject in right of payment to the prior payment in full of all existing and future Senior Indebtedness of the Company. See "Description of Securities -- Subordination of Securities" in the accompanying Prospectus. The Indenture does not prohibit or limit the incurrence of additional indebtedness, senior or subordinated, by the Company.

     As described in the accompanying Prospectus, payment of the principal of the Subordinated Notes may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of the Company. There is no right of acceleration in the case of a default by the Company in the performance of any covenant or agreement in the Subordinated Notes or Indenture, including the failure to pay principal of or interest on the Subordinated Notes when due. See "Description of Securities -- Events of Default; Limited Rights of Acceleration" in the accompanying Prospectus.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement by purchasers of the Subordinated Notes will be made in immediately available funds. All payments by the Company to the Depositary of principal and interest will be made in immediately available funds.

     So long as any Subordinated Notes are represented by Global Notes registered in the name of the Depositary or its nominee, such Subordinated Notes will trade in the Depositary's Same-Day Funds Settlement System, and secondary market trading in such Subordinated Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Subordinated Notes.

TRUSTEE

     Chemical Bank, a New York banking corporation, will serve as the Trustee with respect to the Subordinated Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Purchase Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Subordinated Notes set forth opposite its name below.

                                                                                   PRINCIPAL
                                  UNDERWRITER                                       AMOUNT
--------------------------------------------------------------------------------  -----------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated.......................................................  $20,000,000
Morgan Stanley & Co. Incorporated...............................................   20,000,000
J.C. Bradford & Co. ............................................................   10,000,000
                                                                                  -----------
             Total..............................................................  $50,000,000
                                                                                   ==========

     In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Subordinated Notes offered hereby if any of the Subordinated Notes are purchased. The Underwriters have advised the Company that they propose initially to offer the Subordinated Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .4% of the principal amount of the Subordinated Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the Subordinated Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

     The Subordinated Notes will not be listed on any securities exchange. The Company has been advised by the several Underwriters that the several Underwriters currently intend to make a market in the Subordinated Notes, as permitted by applicable laws and regulations. The several Underwriters are not obligated, however, to make a market in the Subordinated Notes and any such market-making may be discontinued at any time at the sole discretion of the several Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Subordinated Notes.

     The Underwriters and their respective affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Underwriters by Gibson, Dunn & Crutcher, New York, New York.

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  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SUBORDINATED NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
The Company...........................   S-2
Recent Developments...................   S-2
Use of Proceeds.......................   S-3
Capitalization........................   S-3
Summary Consolidated Financial Data...   S-4
Financial Review......................   S-5
Supervision and Regulation............   S-6
Ratios of Earnings to Fixed Charges...  S-12
Description of Subordinated Notes.....  S-12
Underwriting..........................  S-15
Legal Matters.........................  S-15
                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
Supervision and Regulation............     2
Use of Proceeds.......................     8
Ratios of Earnings to Fixed Charges...     8
Description of Securities.............     9
Plan of Distribution..................    13
Legal Matters.........................    14
Experts...............................    14

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------------------------------------------------------

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                                  $50,000,000



                                 FIRST AMERICAN
                                  CORPORATION



                           6 5/8% SUBORDINATED NOTES
                                    DUE 2005
                        -------------------------------

                             PROSPECTUS SUPPLEMENT

                        -------------------------------



                              MERRILL LYNCH & CO.

                              MORGAN STANLEY & CO.
                                  INCORPORATED

                              J.C. BRADFORD & CO.



                               DECEMBER 13, 1995

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